UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-28572
Optimal Group Inc.
(Exact name of registrant as specified in its charter)
3500 de Maisonneuve Blvd. W., 2 Place Alexis-Nihon, Suite 800, Montreal, Quebec, Canada H3Z 3C1, (514) 738-8885
(Address of principal executive offices)
Class “A” shares
(Title of each class of securities covered by this Form)
None
(Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, WowWee Holdings Inc., as successor to Optimal Group Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WOWWEE HOLDINGS INC.
(as successor to Optimal Group Inc.)

Date: August 23, 2010
	By:	/s/ Richard Yanofsky
Name: Richard Yanofsky
Title: President, Secretary and Treasurer

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